North America Structured Investments

J.P.Morgan

2y WTI Crude Oil Futures Contract Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Commodity Futures Contract: The first nearby month futures contract for WTI crude oil (Bloomberg ticker: CL1) traded on the New York Mercantile Exchange (the "NYMEX") or, on any day that falls on the last trading day of such contract (all pursuant to the rules of the NYMEX), the second nearby month futures contract for WTI crude oil (Bloomberg ticker: CL2) traded on the NYMEX

Pricing Date: September 20, 2023

Observation Date: September 17, 2025

Maturity Date: September 22, 2025

Participation Rate: At least 117.50%*

Additional Amount: $1,000 × Contract Return × Participation Rate, *provided* that the Additional Amount will not be less than zero.

Payment At Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount, which may be zero.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

CUSIP: 48133WQ92

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48133WQ92/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $940.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

*The actual Participation Rate will be provided in the pricing supplement and will not be less than 117.50%.

**Reflects Participation Rate equal to the minimum Participation Rate set forth herein, for illustrative purposes

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Hypothetical Total Returns**


Payment at Maturity
$1,900
$1,700
$1,500
$1,300
$1,100
$900
$700
$500
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Contract Return

Final Value	Contract Return	Total Return on the Notes
165.00	65.00%	76.375%
150.00	50.00%	58.750%
140.00	40.00%	47.000%
130.00	30.00%	35.250%
120.00	20.00%	23.500%
110.00	10.00%	11.750%
105.00	5.00%	5.875%
101.00	1.00%	1.175%
100.00	0.00%	0.000%
95.00	-5.00%	0.000%
90.00	-10.00%	0.000%
80.00	-20.00%	0.000%
60.00	-40.00%	0.000%
40.00	-60.00%	0.000%
20.00	-80.00%	0.000%
0.00	-100.00%	0.000%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • The notes may not pay more than the principal amount at maturity. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • No interest payments. • You will not have any rights with respect to the Commodity Futures Contract. • We may determine the Additional Amount for your notes early if a commodity hedging disruption event occurs. • Commodity futures contracts are subject to uncertain legal and regulatory regimes. • Prices of commodity futures contracts are characterized by high and unpredictable volatility. • The market price of WTI crude oil will affect the value of the notes. • A decision by the NYMEX to increase margin requirements for WTI crude oil futures contracts may affect the Contract Price. • The notes do not offer direct exposure to commodity spot prices. • Single commodity futures contract prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. • Suspension or disruptions of market trading in the commodity markets and related futures markets may adversely affect the Contract Price and, therefore, the value of the notes. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a pr osp ectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get the se documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participat ing in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by c all ing toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01 North America Structured Investments 2y WTI Crude Oil Futures Contract Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable pro duc t supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information.